UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40685

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

October 11, 2023, Metals Acquisition Limited (the “Company”) and certain investors (the “Subscribers”) entered into subscription agreements (collectively, the “Subscription Agreement”), pursuant to which, and on the terms and subject to the conditions of which, the Subscribers have collectively subscribed for an aggregate of 1,827,096 ordinary shares, par value $0.0001 per share, of the Company (the “Subscribed Shares”) at a purchase price of $11.00 per share, for aggregate gross proceeds of $20,098,056 in a private placement (the “Private Placement”). The Private Placement was made in reliance on an exemption for private offerings pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The Private Placement is expected to close on October 13, 2023. The Company intends to use the net proceeds from the Private Placement to accelerate exploration drilling and mine development at the CSA copper mine, together with working capital and general corporate purposes.

The foregoing description of the Subscription Agreement and the issuances contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto, and which is incorporated herein by reference.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit	Description of Exhibit

10.1	Form of Subscription Agreement by and between Metals Acquisition Limited and the subscribers thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: October 12, 2023